Confidential

Mr. Larry Spirgel

Ms. Kathleen Krebs

Mr. Charles Eastman

Ms. Ivette Leon

Ms. Courtney Lindsay

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bright Scholar Education Holdings Limited (CIK No. 0001696355)

Response to the Staff’s Comments on

Amendment No. 1 to the Draft Registration Statement on

Form F-1 Confidentially Submitted on March 24, 2017

Dear Mr. Spirgel, Ms. Krebs, Mr. Eastman, Ms. Leon and Ms. Lindsay,

On behalf of our client, Bright Scholar Education Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 3, 2017 on Amendment No. 1 to the Company’s draft registration statement on Form F-1 confidentially submitted on March 24, 2017 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

April 7, 2017

Prospectus Summary, page 1

1.	We note that you responded to prior comment 5 by revising disclosure on page 59. As requested, also revise your disclosure in the beginning of the prospectus summary to clarify that the registrant, a Cayman Islands holding company, does not directly own substantially all of its business operations in the PRC, and the business you are describing is the business of your variable interest entities.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 109 of the Revised Draft Registration Statement.

Corporate History and Structure, page 4

2.	Please disclose that substantially all of your assets and operations are owned by your variable interest entities in China. Disclose the percentage of revenues in your consolidated financial statements that are derived from your affiliated entities

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Revised Draft Registration Statement.

3.	We note that in response to our prior comments 1, 10 and 15 you have revised your disclosures at pages 5 and 63 to reflect that BGY Education Investment is the direct or indirect sponsor of each of the affiliated schools. Please expand your disclosures to discuss the differences between direct and indirect sponsorship and to explain why BGY Education Investment is not the direct sponsor of all of the affiliated schools.

The Company respectfully advises the Staff that it has amended the use of “direct or indirect sponsor” by elaborating that each of our schools is sponsored by either BGY Education Investment or a school sponsored by it. The Company further advises the Staff that having a school sponsored by BGY Education Investment, rather than BGY Education Investment itself as the sponsor, is in compliance with PRC laws and regulations and does not affect the full sponsorship interests BGY Education Investment is entitled to. Therefore, the Company did not undergo changes of sponsorship for those schools where BGY Education Investment is not the direct sponsor.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 63 of the Revised Draft Registration Statement.

4.	Please provide a footnote to the diagram of your corporate structure that discloses the acting-in-concert agreement between Ms. Meirong Yang and Ms. Huiyan Yang.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5 and 63 of the Revised Draft Registration Statement.

April 7, 2017

Risk Factors, page 13

Our largest shareholder, Ms. Meirong Yang, may have potential conflict of interest with us and not act in the best interests of our company, page 29

5.	Please disclose that Ms. Meirong Yang does not owe a fiduciary duty to the company as she is not an officer or director of the company. On the other hand, disclose whether Ms. Meirong Yang owes such a fiduciary or similar duty to BGY Education Investment, your variable interest entity that owns substantially all the assets and operations associated with the schools.

In response to the Staff’s comment, the Company has revised the disclosure on page 29 of the Revised Draft Registration Statement.

Industry Overview, page 101

Key Drivers for the International and Bilingual Private K-12 Education Market in China, page 104

6.	We note your response to our prior comment 16. Please expand your disclosure at page 104 to explain to investors why you chose the benchmarks listed (years 2006, 2016 and 2021) rather than the benchmarks used in the other data (years 2011-2021), and revise the chart to better indicate that the first interval is twice as long as the second interval.

In response to the Staff’s comment, the Company has revised the disclosure on page 105 of the Revised Draft Registration Statement and the data on the charts has been presented with the same interval.

Principal Shareholders, page 141

7.	In your disclosure regarding the acting-in-concert agreement between Ms. Meirong Yang and Ms. Huiyan Yang, you disclose that these two individuals “must consult with each other before voting and deciding on material matters in relation to the management of the company.” Please describe the material matters that are subject to the agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 143 of the Revised Draft Registration Statement.

8.	Please tell us whether you intend to file the acting-in-concert agreement as an exhibit.

The Company respectfully advises the Staff that the acting-in-concert agreement is being filed as Exhibit 4.4 to the Revised Draft Registration Statement.

***

April 7, 2017

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, Allan Lau, by telephone at 86-20-2831-1011, or by email at alllau@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Junli He, Chief Executive Officer, Bright Scholar Education Holdings Limited

Dongmei Li, Chief Financial Officer, Bright Scholar Education Holdings Limited

Allan Lau, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Weiheng Chen, Partner, Wilson Sonsini Goodrich & Rosati Professional Corporation

BenjaminW. James, Partner, Kirkland& Ellis International LLP

David T. Zhang, Partner, Kirkland& Ellis International LLP